Exhibit 3.4

ARTICLES OF INCORPORATION

OF

__________________

I

     The name of the corporation is                                       .

II

     The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

     The name of this corporation’s initial agent for service of process is:                                       .

IV

     This corporation is authorized to issue only one class of shares of stock which shall be designed “common” shares. The total number of such shares which this corporation is authorized to issue is one thousand (1,000).

V

     The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under law.

VI

     This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification as set forth in Section 204 of the Corporations Code.

VII

     This corporation is a close corporation. All of the corporation’s issued shares of stock, of all classes, shall be held of record by not more than five persons.

     Dated: